

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Ali Vezvaei
Chairperson
Next.e.GO B.V.
Lilienthalstraße 1
52068 Aachen, Germany

Re: Next.e.GO B.V.
Amendment No. 3 to Registration Statement on Form F-4
Filed July 20, 2023
File No. 333-270504

Dear Ali Vezvaei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 198

1. We note your revised disclosure in response to our prior comment 1. As your pro forma balance sheet appears also to give effect to the Bridge Financing Settlement, please revise your disclosure accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Transactions, page 202

2. Please revise to include a discussion of the specific debt transactions that have been entered into subsequent to the periods presented or will be entered into at closing of the business combination.

Adjustment (4), page 204

3.   We note that you made an adjustment to increase APIC by €11,126,700. However, adjustment (3) reclassified the Athena common stock subject to possible redemption to permanent equity, including those shares redeemed as a result of the extension meeting held on July 19, 2023. In this regard, it appears the adjustment should decrease rather than increase APIC. Please revise accordingly.

Adjustment (15), page 205

4.   Pursuant to the Bridge Financing Settlement Agreement, e.GO agreed to cause TopCo to issue and transfer 3,000,000 TopCo Shares to the lender. We note to the extent that sales of these shares by the lender result in net proceeds exceeding $3.0 million, the lender must pay to TopCo the excess amounts. In this regard, please tell us your planned accounting treatment, including the relevant authoritative guidance you relied upon in determining your treatment and how you have reflected the share component of the Settlement Agreement in your pro forma financial statements.

Adjustment (5) and (6), page 205

5.   We note adjustments (5) and (6) to the pro forma income statement appear to reflect interest expense recognized from January 1, 2023 to June 30, 2023 or for six months. The pro forma adjustment should give effect to interest expense as if the notes were outstanding as of the beginning of the period presented. In this regard, the pro forma adjustment should reflect interest expense for the entire year rather than only six months. Please revise accordingly.

Earnings/(Loss) per Share, page 206

6.   We note from your table the amount of shares held by the Athena Sponsor is 9,110,000 in both scenarios. However, we also note from your disclosures on page 43 and elsewhere in the filing TopCo Ordinary Shares to be held by the Athena Sponsor following the closing will 7,909,744 shares. Please revise your note to explain reason for the difference. We further note from disclosures contained elsewhere in the filing TCM has earned up to 500,000 TopCo Ordinary Shares to be issued or transferred immediately following the closing of the business combination of which Athena Sponsor has agreed to transfer 300,000 shares. Please revise your footnote to discuss the shares that will be transferred or forfeited by Athena Sponsor upon closing of the business combination and how these transactions have been accounted for in the pro forma EPS calculation.

7.   We note your disclosures throughout the filing that claims under the Convertible Loan Agreements were converted into 17,026 common shares of e.GO (e.g., page 10, 126, and 233). Please revise to reflect this transaction in your pro forma EPS and/or revise your disclosure here to clarify that the number of shares issued to e.GO Shareholders and Lenders presented here reflect these converted shares.

General

8.   We note you amended the Athena Charter to eliminate the limitation that Athena may not redeem public shares in an amount that would cause Athena net tangible assets to be less than US $5,000,001 and have waived the condition that Athena shall not consummate a business combination unless Athena had net tangible assets of $5,000,001. Please discuss the risk that because of this, you may not meet NYSE listing standards, and may then become a penny stock. Please revise throughout to discuss the risk to you and to investors if your stock were to fall within the definition of a penny stock.

     You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing

cc: Clemens Rechberger